Mail Stop 3561

May 11, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Michael D. Stern
Chief Executive Officer and Chief Financial Officer
Kreisler Manufacturing Corp.
180 Van Riper Avenue
Elmwood Park, NJ 07407

> **Re: Kreisler Manufacturing Corp.**
> **Form 10-K for the year ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 0-04036**

Dear Mr. Stern:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. Edward A. Stern
(201) 791-8015